

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2020

John Temperato
Chief Executive Officer
9 Meters Biopharma, Inc.
8480 Honeycutt Road, Suite 120
Raleigh, NC 27615

> **Re: 9 Meters Biopharma, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 1, 2020**
> **File No. 001-37797**

Dear Mr. Temperato:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alexander M. Donaldson, Esq.